UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

NETFABRIC HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64111Y107
(CUSIP Number)

December 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111Y107

 NAME OF REPORTING PERSONS                                                                  Mohd Asif
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

3    SEC USE ONLY

4    SOURCE OF FUNDS*     [OO]

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6    CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF	7	SOLE VOTING POWER	-0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	-0-
OWNED BY
THE	9	SOLE DISPOSITIVE POWER	-0
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	-0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY                       -0-
            THE REPORTING PERSON

12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW                         ☐
            (11) EXCLUDES CERTAIN SHARES*

13        PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)                                                                                                0%

14        TYPE OF REPORTING PERSON*                                                            IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D (the “Schedule 13D”), relates to common stock, par value $.001 (“Common Stock”) of NetFabric Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at  299 Cherry Hill Road, Parsippany, NJ 07054.

ITEM 2.    IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being filed by Mohd Asif (“Mr. Asif”). The foregoing person is hereinafter sometimes referred to as the “Reporting Person.”

(b)-(c) Mr. Asif is a natural person, and his principal occupation is a serial entrepreneur. The address of Mr. Asif  is 53 Burnet Hill Road, Livingston, NJ 07039.

(d)-(e) During the last five years the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Asif is a Canadian citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On or about December 30, 2010, Mr. Asif entered into a stock purchase agreement (the “Agreement”) among the Issuer, certain stockholders of the company identified in Schedule A thereto, and certain purchasers of shares of the company identified in Schedule B thereto. Pursuant to the Agreement, Mr. Asif sold an aggregate of  13,238,462 shares of the Issuers Common stock for an aggregate consideration of $41,794.

ITEM 4.    PURPOSE OF TRANSACTION.

The purpose of the transaction is to sell  the securities of the Issuer. Mr. Asif originally acquired the securities of the Issuer for general investment purposes.

Except as set forth above, there are no plans or proposals which the Reporting Person may have which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person.

(b) See Items 7 through 10 of the cover page to this Schedule 13D for the number of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person has not effected any transactions in the class of securities described in the past 60 days.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1
Stock Purchase Agreement, dated December 30, 2010, by and among NetFabric Holdings, Inc., stockholders of NetFabric Holdings, Inc. identified on Schedule A thereto, and purchasers of shares of NetFabric Holdings, Inc. identified on Schedule B thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  January 5,  2011

By:	/s/ Mohd Asif
Name: Mohd Asif